Exhibit 16.1

Tel: 408-278-0220	300 Park Avenue
Fax: 408-278-0230	Suite 900
www.bdo.com	San Jose, CA 95110

April 12, 2018

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on April 11, 2018, to be filed by our former client, Energy Recovery, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.